UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Notification of Late Filing

SEC FILE NUMBER: 001-14332

CUSIP NUMBER: 436233100

(Check One):	☐	Form 10-K	☐	Form 11-K	☐	Form 20-F
	☒	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the report checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Hollywood Media Corp.
Full Name of Registrant

Former Name if Applicable

2255 Glades Road, Suite 221A
Address of Principal Executive Office (Street and number)

Boca Raton, Florida 33431
City, State and Zip Code

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of delays in developing and verifying information necessary to complete the required financial statement disclosure, Hollywood Media Corp.’s (the “Company”) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 cannot be filed on time without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification:

Mitchell Rubenstein	(561)	998-8000
(Name)	(Area Code)	(Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ YES    ☐ NO

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ YES    ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 1, 2012, the Company entered into a share purchase agreement with Orchard Advertising Limited, pursuant to which the Company sold, and Orchard Advertising Limited purchased, the entire issued share capital of Cinemasource UK Limited, which business was part of the Company’s Ad Sales division and included UK Theatres Online Limited, Spring Leisure Limited, Cinemasonline Limited and WWW.CO.UK Limited.

Pursuant to ASC Topic No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” ASC 360, the Company’s consolidated financial statements will be reclassified for all periods presented to reflect the operations, assets and liabilities of Cinemasource UK Limited as discontinued operations. The sale of Cinemasource UK Limited qualifies for discontinued operations treatment under ASC 360. The assets and liabilities of such operations will be reclassified as current or long term “Assets of discontinued operations” and current and long term “Liabilities of discontinued operations” in the Company’s December 31, 2011 consolidated balance sheet.

The net income from discontinued operations will be classified in the Company’s condensed consolidated statements of operations as “Income (loss) from discontinued operations” and will include the gain on sale of the Cinemasource UK Limited business.

The Company’s staff and resources have been substantially committed to completing the foregoing and the Company intends to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 on or before the prescribed due date pursuant to this Form 12B-25.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Those statements in this Form 12b-25 that are not historical facts (including, but not limited to, the Company’s expectations of the timing of filing of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012) are “forward-looking statements” that are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” These forward-looking statements which may be identified by their use of words, such as “plan,” “may,” “believe,” “expect,” “intend,” “could,” “would,” “should”, “anticipate” and other words and terms of similar meaning, in connection with any discussion of our prospects, financial statements, business, dividends, financial condition, revenues, income, results of operations or liquidity, involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, among other things, the Company’s failure to timely file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 and other risks and factors described in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2011. Such forward-looking statements speak only as of the date on which they are made.

Hollywood Media Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2012	By:	/s/ Tammy G. Hedge
Tammy G. Hedge, Chief Financial Officer
and Chief Accounting Officer